Exhibit 3.5
EXHIBIT C
Amendment to
Amended and Restated Limited Partnership Agreement
of
Century Properties Fund XVII
     On page 134 of the Prospectus, Paragraph 2.1.3 is supplemented by deleting the words “and from Working Capital Reserve” in the third line of that paragraph.
     On page 138 of the Prospectus, the following paragraph is added immediately after Paragraph 5.4:
     5.5 In the event that, immediately prior to the dissolution and termination of the Partnership, each Limited Partnership Unit Holder has not received an aggregate amount of Distributions (including any amounts to be distributed upon liquidation of the Partnership) which equals or exceeds its Original Invested Capital, the General Partner shall contribute in cash to the Partnership an amount equal to the lesser of: (i) the total amount of Distributions paid by the Partnership to the General Partner pursuant to the General Partner’s 2 percent interest in the Partnership Distributions, or (ii) the amount by which the aggregate amount of the Original Invested Capital of all Limited Partnership Unit Holders exceeds the aggregate amount of Distributions to all Limited Partnership Unit Holders. Any amount contributed to the Partnership by the General Partner pursuant to this Paragraph 5.5 shall be allocated to the Limited Partnership Unit Holders and shall be apportioned among them based on the difference between the Original Invested Capital of each Limited Partnership Unit Holder and the actual Distributions which he has received.
     On page 145 of the Prospectus, the following sentence is added to Paragraph 11.2.3:
     Notwithstanding the foregoing, in the event that the General Partner is required to contribute cash to the Partnership pursuant to Paragraph 5.5, gains which would otherwise be allocated to the General Partner will be reallocated to the Limited Partnership Unit Holders to the extent that the General Partner is required to contribute cash to the Partnership pursuant to Paragraph 5.5.
Dated: June 29, 1982